UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public Corporation

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO MARKET

SENDAS DISTRIBUIDORA S.A. (“Company” or “Assaí”), in continuation of the Material Fact disclosed by the Company on September 24, 2025 (“Material Fact 24.9.25”) and in view of the Material Fact disclosed today by Companhia Brasileira de Distribuição (“GPA”), hereby communicates and clarifies the following:

1. As previously disclosed by the Company, there is an ongoing precautionary judicial measure with a request for an injunction (“Precautionary Measure”) and an arbitration proceeding initiated by Assaí against GPA and Casino Guichard Perrachon S.A. and Segisor (jointly, “Casino”), aimed at holding GPA and Casino responsible and requiring them to provide guarantees for GPA’s tax contingencies prior to the spin-off completed on December 31, 2020, since tax authorities have been seeking to attribute joint liability to Assaí for such GPA tax contingencies that are still under discussion

2. On December 12, 2025, the judge of the 3rd Business Court of the State of São Paulo issued a decision denying the request for urgent relief made by Assaí in the Precautionary Measure. This first instance decision, which is subject to appeal, was rendered in view of the fact that GPA had secured the tax contingencies that were, up to that point, being claimed against Assaí, including the Administrative Procedure for Recognition of Liability (PARR), in the approximate amount of R$ 36 million, as mentioned in the Material Fact of September 24, 2025.

3. The judicial precautionary measure and the arbitration proceedings initiated by Assaí against Casino and GPA are still ongoing, with the aim of safeguarding Assaí’s rights and ensuring, pursuant to the Separation Agreement, the proper allocation of responsibilities and obligations among the parties, including with respect to the provision of guarantees and indemnification for any liabilities that are not Assaí’s responsibility.

4. Assaí reiterates its firm conviction that it does not have any responsibility, whether direct or joint, for tax liabilities belonging to GPA, a position supported by solid legal grounds and independent legal opinions of recognized reputation. Assaí will continue to take all appropriate measures, in the judicial, arbitral, or administrative spheres, including before the competent tax authorities, to safeguard its rights and definitively prevent any attempt to attribute to it a liability that does not pertain to it.

Rio de Janeiro, December 15, 2025.

Belmiro de Figueiredo Gomes

Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.